EXHIBIT 4.7

WARRANT MODIFICATION AGREEMENT

         THIS WARRANT MODIFICATION AGREEMENT (this “Agreement”), dated as of April 21, 2003, by and between Medix Resources, Inc., a Colorado corporation (the “Company”), and the warrant holder identified on the signature page hereto (the “Warrant Holder”).

R E C I T A L S:

         WHEREAS, the Warrant Holder owns the warrants to purchase shares of the Company's common stock, par value $.001 per share (“Common Stock”), in the aggregate amount and at the exercise prices set forth on Schedule A attached hereto (the “Warrants”); and

         WHEREAS, the Company is attempting to raise additional capital from proposed investors, which may or may not include the Warrant Holder ( “Proposed Investors”), through the sale of shares of its Common Stock, warrants and convertible securities; and

         WHEREAS, the Company has a limited number of authorized shares of Common Stock available for issuance to Proposed Investors; and

         WHEREAS, the Warrant Holder, as an accommodation to the Company to permit the Company to raise needed working capital by selling a greater amount of securities to Proposed Investors, has agreed that the Warrants may not be exercised as provided herein; and

         WHEREAS, the Company's Board of Directors has approved the increase in the number of authorized shares of Common Stock from 125,000,000 to 400,000,000, subject to the obtainment of shareholder approval; and

         WHEREAS, the Company has filed a definitive proxy statement with the Securities and Exchange Commission in connection with a special meeting of shareholders of the Company to be held on May 21, 2003, for the purpose, among other things, of approving an amendment to the articles of incorporation of the Company (the “Amendment”) that would increase the number of authorized shares of Common Stock from 125,000,000 to 400,000,000;

         NOW, THEREFORE, in consideration for good and valuable consideration including, without limitation, the mutual covenants contained herein, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

         Section 1.            The Warrant Holder and the Company hereby irrevocably agree that: (i) unless and until the Company shall have at least 200,000,000 shares of Common Stock authorized following the approval of the Amendment or some other amendment of the Company's articles of incorporation by the Company's shareholders, the Warrants shall not be exercisable by the Warrant Holder or anyone else claiming to have any rights in respect of the Warrants; (ii) the shares of Common Stock presently reserved for issuance upon the exercise of the Warrants shall be removed from reservation for such purpose by the Company and shall be available to be reserved by the Company for the exercise of convertible securities to be issued to Proposed Investors or for any other proper corporate purpose; (iii) if the Company shall have at least 200,000,000 shares of Common Stock authorized, the Company shall reserve for issuance upon exercise of the Warrants a sufficient number of its shares of Common Stock for such purpose; and (iv) if the Warrants shall become exercisable because the number of authorized shares of Common Stock shall have been increased to at least 200,000,000, the exercise price of each Warrant shall be reduced to $.30 per share.

         Section 2.            The Warrant Holder represents and warrants to the Company that he:

         (a)        has full power and authority to execute and deliver this Agreement and to perform his obligations hereunder;

         (b)        owns the Warrants beneficially and of record, free and clear of any liens, claims or encumbrances; and

         (c)        this Agreement represents a valid and binding agreement of the Warrant Holder, enforceable against the Warrant Holder in accordance with its terms.

         Section 3.            The Company represents and warrants to the Warrant Holder that:

         (a)          the Company has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

         (b)            this Agreement has been duly authorized by all necessary corporate action and represents a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

         Section 4.            This Agreement and Schedule A attached hereto contain, and are intended to be, a complete statement of all the terms of the arrangements between the parties hereto with respect to the matters set forth herein, and supersede any previous agreements and understandings between the parties hereto with respect to those matters. There are no promises, representations, warranties, covenants or undertakings other than those set forth in this Agreement and in Schedule A.

         Section 5.            This Agreement and any and all matters arising directly or indirectly herefrom shall be governed by, and construed and enforced in accordance with, the laws of the State of New York and the obligations, rights and remedies hereunder of the parties hereto shall be determined in accordance with such laws.

         Section 6.            This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.  This Agreement may also be executed via facsimile, which shall be deemed an original.

         Section 7.            This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs, distributees and legal representatives. This Agreement shall be for the sole benefit of the parties to this Agreement and their respective successors, assigns, heirs, distributees and legal representatives and is not intended, nor shall be construed, to give any person or entity, other than the parties hereto and their respective successors, assigns, heirs, distributees and legal representatives, any legal or equitable right, remedy or claim hereunder.

         Section 8.            No term or provision of this Agreement may be amended, altered, modified, rescinded, supplemented, or terminated except by a writing signed by the party against whom enforcement is sought.

         IN WITNESS WHEREOF, the parties hereto have executed or caused this Agreement to be duly executed by a duly authorized officer as of the day and year first above written.

MEDIX RESOURCES, INC.	WARRANT HOLDER:

By: ___________________________	_______________________________
Name:	Name:
Title:

Schedule A

Date of Warrant	Number of Shares of Common Stock Subject to Warrant	Exercise Price Per Share of Common Stock	Termination/Expiration Date of Warrant